Exhibit 3

AMENDMENT TO SHAREHOLDERS AGREEMENT

          This Amendment to Shareholders Agreement is made as of January 30, 2005 by and between DBSI Investments Ltd. (“DBSI”), having an address at 85 Medinat Hayehudim Street, Herzeliya, and Egged Holdings Ltd. (“Egged”), having an address at 142 Menachem Begin Street, Tel Aviv. Collectively the “Parties”.

WHEREAS,	the Parties entered into a Shareholders Agreement on November 16, 2004 (the “Shareholders Agreement”); and

WHEREAS,	the Parties wish to amend certain terms of the Shareholders Agreement.

NOW, THEREFORE, the Parties hereto hereby agree as follows:

1.	Section 4.1.1 of the Shareholders Agreement shall be replaced with the following:

	4.1.1	Board of Directors of Nexus

During the term of this Agreement, the Board of Directors of Nexus shall consist of seven directors of which: (i) four (4) members will be nominated by DBSI; (ii) one (1) member will be nominated by Egged; and (iii) two members shall be external directors as required by the Companies Law, 1999 (“Companies Law”), upon the need to replace any of which, one shall be recommended by Egged and one shall be recommended by DBSI, in that order. The member to be nominated by Egged as set forth in sub-section (ii) above will be either the Chairman of the Board of Directors, CEO or CFO of Egged or Egged’s parent company. Egged herby agrees to vote at a shareholders meeting of Nexus for any nominee who may be proposed by DBSI to become a member of the Board of Directors of Nexus in accordance with subsection (i) above, and DBSI hereby agrees to vote at a shareholders meeting of Nexus for the nominee which may be proposed by Egged to become a member of the Board of Directors of Nexus in accordance with sub-section (ii) above. It is hereby clarified that neither Party is obligated in any way to vote for any external director to be recommended by the other Party.

2.	All other terms and conditions of the Shareholders Agreement shall remain without change.

DBSI INVESTMENTS LTD.	EGGED HOLDINGS LTD.